CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$2,700,000	$309.42

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated February 24, 2012 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$2,700,000 Capped Market Plus Notes due February 27, 2014 Linked to the S&P 500® Index Global Medium-Term Notes, Series A, No. E-7162

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	February 24, 2012

Issue Date:	February 29, 2012

Final Valuation Date:	February 24, 2014*

Maturity Date:	February 27, 2014**

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	S&P 500® Index (the “Index”)

Maximum Return:	30.00%

Minimum Coupon Percentage:	15.50%

Barrier Level:	1,024.31, the Initial Level multiplied by 75.00%, rounded to the nearest hundredth

Payment at Maturity:

If you hold your Notes to maturity, you will receive (in each case, subject to our credit risk) a cash payment determined as follows:

•         If the Index Closing Level is equal to or greater than the Barrier Level on each Observation Date, you will receive at maturity a cash payment per $1,000 principal amount Note equal to (i) $1,000 plus (ii) $1,000 times the greater of (a) the Minimum Coupon Percentage and (b) the Index Return, subject to the Maximum Return.**** Accordingly, if the Index Closing Level is equal to or greater than the Barrier Level on each Observation Date, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 × the greater of (a) Minimum Coupon Percentage and (b) Index Return]

•         If the Index Closing Level is less than the Barrier Level on any Observation Date, you will receive at maturity a cash payment per $1,000 principal amount Note equal to (i) $1,000 plus (ii) $1,000 times the Index Return, subject to the Maximum Return. **** If the Index Return is negative, you will receive at maturity an amount less than the principal amount of your Notes. Accordingly, if the Index Closing Level is below the Barrier Level on any Observation Date, your payment per $1,000 principal amount Note will be calculated as follows, subject to the Maximum Return:

$1,000 + [$1,000 × Index Return]

****    For example, if the Index Return is 30.00% or more, you would receive the Maximum Return of 30.00%, which entitles you to the maximum payment of $1,300.00 for every $1,000 principal amount Note that you hold.

If a Market Disruption Event occurs or is continuing with respect to the Index on any Observation Date, such Observation Date will be disregarded for purposes of determining whether the Index Closing Level is less than the Barrier Level on any Observation Date during the term of the Notes.

You may lose some or all of your principal if you invest in the Notes. If the Index Closing Level is below the Barrier Level on any Observation Date, your Notes will be fully exposed to any declines of the Index from the Initial Level to the Final Level and you may lose some or all of your principal. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Index Closing Level:	For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “SPX <Index>” or any successor page on Bloomberg Professional® service or any successor service, as applicable. In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-90 of the accompanying Prospectus Supplement.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	1,365.74, the Index Closing Level on the Initial Valuation Date.

Final Level:	The Index Closing Level on the Final Valuation Date.

Index Business Day:	A day, as determined by the Calculation Agent, on which each of the relevant exchanges on which each Index component is traded is scheduled to be open for trading and trading is generally conducted on each such relevant exchange.

Observation Dates:	Each Index Business Day between the Initial Valuation Date and the Final Valuation Date, inclusive.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06738KS77 / US06738KS778

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	1.75%	98.25%
Total	$2,700,000	$47,250	$2,652,750

‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 1.75% of the principal amount of the notes, or $17.50 per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•	Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the Initial Level of 1,365.74, the Minimum Coupon Percentage of 15.50% and the Maximum Return of 30.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The hypothetical total returns set forth below do not take into account any tax consequences from investing in the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Barrier Level Not Breached[1]		Barrier Level Breached[2]
Final Level	Index Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
2731.48	100.00%	$1,300.00	30.00%	$1,300.00	30.00%
2594.91	90.00%	$1,300.00	30.00%	$1,300.00	30.00%
2458.33	80.00%	$1,300.00	30.00%	$1,300.00	30.00%
2321.76	70.00%	$1,300.00	30.00%	$1,300.00	30.00%
2185.18	60.00%	$1,300.00	30.00%	$1,300.00	30.00%
2048.61	50.00%	$1,300.00	30.00%	$1,300.00	30.00%
1912.04	40.00%	$1,300.00	30.00%	$1,300.00	30.00%
1775.46	30.00%	$1,300.00	30.00%	$1,300.00	30.00%
1638.89	20.00%	$1,200.00	20.00%	$1,200.00	20.00%
1570.60	15.00%	$1,155.00	15.50%	$1,150.00	15.00%
1502.31	10.00%	$1,155.00	15.50%	$1,100.00	10.00%
1434.03	5.00%	$1,155.00	15.50%	$1,050.00	5.00%
1399.88	2.50%	$1,155.00	15.50%	$1,025.00	2.50%
1365.74	0.00%	$1,155.00	15.50%	$1,000.00	0.00%
1297.45	-5.00%	$1,155.00	15.50%	$950.00	-5.00%
1229.17	-10.00%	$1,155.00	15.50%	$900.00	-10.00%
1092.59	-20.00%	$1,155.00	15.50%	$800.00	-20.00%
1024.31	-25.00%	$1,155.00	15.50%	$750.00	-25.00%
956.02	-30.00%	N/A	N/A	$700.00	-30.00%
819.44	-40.00%	N/A	N/A	$600.00	-40.00%
682.87	-50.00%	N/A	N/A	$500.00	-50.00%
546.30	-60.00%	N/A	N/A	$400.00	-60.00%
409.72	-70.00%	N/A	N/A	$300.00	-70.00%
273.15	-80.00%	N/A	N/A	$200.00	-80.00%
136.57	-90.00%	N/A	N/A	$100.00	-90.00%
0.00	-100.00%	N/A	N/A	$0.00	-100.00%

[1]	The Barrier Level will not be breached if the Index Closing Level is equal to or greater than the Barrier Level on each Observation Date.
[2]	The Barrier Level will be breached if the Index Closing Level is less than the Barrier Level on any Observation Date during the term of the Notes.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the level of the Index increases from an Initial Level of 1,365.74 to a Final Level of 1,638.89.

Because the Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the Index Return of 20.00% is greater than the Minimum Coupon Percentage but does not exceed the Maximum Return, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 20.00%] = $1,200.00

The total return on the investment of the Notes is 20.00%.

Example 2: The Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the level of the Index increases from an Initial Level of 1,365.74 to a Final Level of 1,912.04.

Because the Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the Index Return of 40.00% is greater than the Maximum Return, the investor receives a payment at maturity of $1,300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × Maximum Return]

$1,000 + [$1,000 × 30.00%] = $1,300.00

The total return on the investment of the Notes is 30.00%, the Maximum Return on the Notes.

Example 3: The Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the level of the Index increases from the Initial Level of 1,365.74 to a Final Level of 1,399.88.

Because the Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the Index Return of 2.50% is less than the Minimum Coupon Percentage, the investor will receive a payment at maturity of $1,155.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Minimum Coupon Percentage]

$1,000 + [$1,000 × 15.50%] = $1,155.00

The total return of the investment of the Notes is 15.50%.

Example 4: The Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the level of the Index decreases from the Initial Level of 1,365.74 to a Final Level of 1,229.17.

Because the Index Closing Level was equal to or greater than the Barrier Level on each Observation Date and the Index Return of -10.00% is less than the Minimum Coupon Percentage, the investor will receive a payment at maturity of $1,155.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Minimum Coupon Percentage]

$1,000 + [$1,000 × 15.50%] = $1,155.00

The total return of the investment of the Notes is 15.50%.

Example 5: The Index Closing Level was below the Barrier Level on one or more Observation Dates and the level of the Index increases from the Initial Level of 1,365.74 to a Final Level of 1,399.88.

Because the Index Closing Level was below the Barrier Level on one or more Observation Dates and the Index Return of 2.50% is less than the Maximum Return, the investor will receive a payment at maturity of $1,025.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × 2.50%] = $1,025.00

The total return on the investment of the Notes is 2.50%.

Example 6: The Index Closing Level was below the Barrier Level on one or more Observation Dates and the level of the Index increases from the Initial Level of 1,365.74 to a Final Level of 1,912.04.

Because the Index Closing Level was below the Barrier Level on one or more Observation Dates and the Index Return of 40.00% exceeds the Maximum Return, the investor will receive a payment at maturity of $1,300.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Maximum Return]

$1,000 + [$1,000 × 30.00%] = $1,300.00

The total return on the investment of the Notes is 30.00%, the Maximum Return of the Notes.

Example 7: The Index Closing Level was below the Barrier Level on one or more Observation Dates and the level of the Index decreases from the Initial Level of 1,365.74 to a Final Level of 1229.17.

Because the Index Closing Level was below the Barrier Level on one or more Observation Dates, the investor will receive a payment at maturity of $900.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + [$1,000 × Index Return]

$1,000 + [$1,000 × -10.00%] = $900.00

The total return on the investment of the Notes is -10.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, Observation Dates, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the Index as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•

Appreciation Potential—If the Index Return is positive, the payment at maturity of the Notes (subject to our credit risk) will provide you with a return on the Notes equal to the Index Return multiplied by the Upside Leverage Factor, up to 30.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Exposure to the U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—S&P 500® Index” in the Index Supplement.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Index. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities with a Maximum Return, Maximum Rate, Ceiling or Cap”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the Index Return is positive or negative and whether the Index Closing Level is less than the Barrier Level on any Observation Date during the term of the Notes . If the Index Closing Level declines below the Barrier Level on one or more Observation Dates, your Notes will be fully exposed to any decline in the Index from the Initial Level to the Final Level and you may lose up to 100% of your initial investment.

•

Limited Protection Only at Maturity and Only if the Index Closing Level Does Not Close Below the Barrier Level on any Observation Date— You will receive (subject to our credit risk) at least the principal amount of your Notes at maturity only if the Index Closing Level is equal to or greater than the Barrier Level on each Observation Date. Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the Index Return is equal to or greater than 30.00%, you will receive at maturity the principal amount of your Notes plus an additional amount per $1,000 principal amount Note equal to $1,000 times the Maximum Return, or $300.00, regardless of the appreciation in the Index in excess of the Maximum Return, which may be significant.

•

The Determination of the Index Return is Not Based on the Level of the Index at Any Time Other than the Final Level of the Index on the Final Valuation Date—The determination of the Index Return will not be made based on any level of the Index other than the Final Level of the Index on the Final Valuation Date (subject to adjustments as described in the prospectus supplement) as compared to the Initial Level. Therefore, if the Index Closing Level is less than the Barrier Level on any Observation Date and the Final Level of the Index drops on the Final Valuation Date to a level lower than its Initial Level, your Notes will be fully exposed to any decline of the Index from its Initial Level to its Final Level and you may lose some or all of your principal. The payment at maturity, if any, that you will receive for your Notes will be less, and may be significantly less, than it would otherwise have been had such payment been linked to the level of the Index prior to such drop at a time when the level of the Index was at or above the Initial Level.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity. The outcome of this process is uncertain. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Index;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Index;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily Index closing level from January 2, 2002 through February 24, 2012. The Index closing level on February 24, 2012 was 1,365.74.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent will is committed to take and pay for all of the Notes, if any are taken.